EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Mercator Minerals Ltd.
1050 – 625 Howe Street
Vancouver, B.C.  V6C 2T6

Item 2: Date of Material Change

April 5, 2012

Item 3: News Release

Date:	April 5, 2012
Method(s) of Dissemination:	Marketwire

Item 4: Summary of Material Change

Mercator Minerals Ltd. announced he appointment of Mr. Daniel Tellechea to the Company’s board of directors and the resignation of Mr. Gavin Thomas from the board, both effectively immediately.

A copy of the Press Release is attached as Schedule “A”.

Item 5: Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, see the attached Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Name:	Marc S. LeBlanc
Title:	Corporate Secretary
Telephone:	(778) 330-1292

Item 9: Date of Report

April 10, 2012.

Schedule “A”

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-08

Mercator Minerals Announces the Appointment of Daniel Tellechea
to the Board of Directors

Vancouver, British Columbia – April 5, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") announces the appointment of Mr. Daniel Tellechea to the Company’s board of directors and the resignation of Mr. Gavin Thomas from the board, both effectively immediately.

“We are very excited having Daniel join the board. His strong business acumen, financial background, and extensive experience in Mexico will be a welcome addition as we execute our strategy in financing and developing El Pilar”, comments Bruce McLeod, President & CEO of Mercator.

Mr. Tellechea is currently the President, CEO and Director of Dia Bras Exploration Inc (TSX-V: DIB), a TSX Venture listed company with gold, silver, lead, copper and zinc operations and projects in northern Mexico and Peru, and is also a Director of El Tigre Silver Corporation (TSX-V: ELS).  Daniel is the former President and CEO of Asarco LLC (Asarco) and also held various progressively senior financial positions with Grupo Mexico (Grupo), Asarco’s parent company, including duties as Asarco’s CFO and also as Vice-President of Finance for Southern Peru Copper Corporation, which was majority owned by Grupo.  Mr. Tellechea has a BSc in Accounting and Master’s Degree in Business Administration from Tecnologico de Monterrey (Mexico).

Gavin Thomas has been a director since 2005 and was instrumental in helping put together the quality assets in the Company, particularly the Mineral Park Mine.  Mr. McLeod continues, “We thank Gavin for his efforts and dedication to Mercator and wish him all the best as he devotes more time to his role as Managing Director of Kingsgate Consolidated Limited.”

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng.
President and CEO